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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Criticare Systems, Inc.
(Name of Subject Company (issuer))

Opto Circuits (India) Limited
and
Packer Acquisition Corporation
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.04 per share
(Title of Class of Securities)

226901106
(CUSIP Number of Class of Securities)

Thomas Dietiker
Opto Circuits (India) Limited
Plot No. 83
Electronics City, Hosur Road
Bagladore, India 560 010
+91 80 28 52 10 84
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Copy to:
Kerry Smith, Esq.
DLA Piper US LLP
2000 University Avenue
East Palo Alto, California
(650) 833-2189

Calculation of Filing Fee

Transaction valuation*	Amount of Filing fee**

$70,824,726	$2,783.41

*
For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of (i) the aggregate of 12,877,223 shares of common stock, par value $0.04 per share, of Criticare Systems, Inc. outstanding on a fully diluted basis, consisting of: (a) 12,404,909 shares of common stock issued and outstanding, and (b) 472,314 shares of common stock issuable on or before expiration of the offer pursuant to existing stock options, and (ii) the tender offer price of $5.50 per Share.
**
The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by 0.0000393.

        ☒    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,783.41
Form or Registration No.: Schedule TO-T
Filing Party: Packer Acquisition Corporation and Opto Circuits (India) Limited
Date Filed: March 7, 2008

        ☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

    ☒
    third-party tender offer subject to Rule 14d-1.
    ☐
    issuer tender offer subject to Rule 13e-4.
    ☐
    going-private transaction subject to Rule 13e-3.
    ☐
    amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 7, 2008 (the "Schedule TO") by Opto Circuits (India) Limited, a public company organized under the laws of India ("Opto Circuits"), and Packer Acquisition Corporation, a Delaware corporation ("Purchaser") and a direct wholly-owned subsidiary of Opto Circuits. This Amendment No. 1 is filed on behalf of Purchaser and Opto Circuits.

        The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.04 per share ("Shares"), of Criticare Systems, Inc., a Delaware corporation ("Criticare"), at a price of $5.50 per Share, net to the seller in cash (the "Offer Price"), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 7, 2008 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), which were annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO.

        The information set forth in the Offer to Purchase is incorporated by reference to all the items of this Amendment No. 1, except as set forth below. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Items 1 through 11.

        Items 1, 4, 8 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following text thereto:

        "At 5:00 p.m., eastern time, on April 7, 2008, the Offer expired. The Depositary has advised Opto Circuits and Purchaser that, as of the expiration of the Offer, a total of approximately 11,536,382 Shares were validly tendered to Purchaser and not withdrawn (including 760,112 Shares or 6% delivered pursuant to notices of guaranteed delivery), representing approximately 93% of the Shares outstanding. Purchaser has accepted for payment all such Shares, and payment for such Shares will be made promptly, in accordance with the terms of the Offer.

        There are no US regulatory or other impediments to the Merger and all the conditions to the completion of the Merger contained in the Merger Agreement have been satisfied. Opto Circuits expects to effect the Merger of Purchaser with and into Criticare by means of a short-form merger under Delaware law as promptly as practicable. If necessary, Purchaser may exercise its option, under the terms of the Merger Agreement (the "top-up option"), to purchase directly from Criticare a limited number of additional shares of Criticare common stock for $5.50 per share (the same purchase price paid in the Offer). Upon the effectiveness of the Merger, each outstanding Share not purchased in the Offer (other than Shares held in the treasury of Criticare, owned by Opto Circuits, Purchaser or any wholly-owned subsidiary of Opto Circuits or Criticare, or held by stockholders who properly demand and perfect appraisal rights under Delaware law) will automatically be canceled and converted into the right to receive an amount in cash equal to the Offer Price, without interest and subject to any required withholding taxes, payable to the holder upon surrender of the certificate formerly representing such Shares. Opto Circuits borrowed approximately $70 million from the State Bank of India and these funds will be lent to or contributed as capital by Opto Circuits to Purchaser to fund the purchase price of the Shares. As a result of the Merger, Criticare will become a wholly-owned subsidiary of Opto Circuits and Criticare's stock will no longer be listed on AMEX. The full text of the joint press release issued by Opto Circuits and Criticare announcing the expiration of the Offer is set forth as Exhibit (a)(1)(J) hereto and is incorporated by reference herein."

Item 12. Exhibits.

        Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

        "(a)(1)(J) Text of press release issued by Opto Circuits and Criticare on April 7, 2008"

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Opto Circuits (India) Limited
By:	/s/ VINOD RAMNANI
	Name:	Vinod Ramnani
	Title:	Chairman and Managing Director
Packer Acquisition Corporation
By:	/s/ MAHESH PATEL
	Name:	Mahesh Patel
	Title:	Chief Executive Officer

Dated: April 7, 2008

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EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase dated March 7, 2008*
(a)(1)(B)	Letter of Transmittal*
(a)(1)(C)	Form of Notice of Guaranteed Delivery*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trusts Companies and Other Nominees*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*
(a)(1)(G)
Text of press release issued by Opto Circuits and Criticare dated February 25, 2008 (incorporated by reference to the Schedule TO-C filed by Opto Circuits and Purchaser with the Securities and Exchange Commission on February 25, 2008)*
(a)(1)(H)	Text of press release issued by Opto Circuits and Criticare dated March 7, 2008*
(a)(1)(I)	Form of summary advertisement published March 7, 2008*
(a)(1)(J)	Text of press release issued by Opto Circuits and Criticare on April 7, 2008
(b)
Opto Circuits borrowed approximately $70 million from the State Bank of India and these funds will be lent to or contributed as capital by Opto Circuits to Purchaser to fund the purchase price of the Shares. No plans or arrangements have been made to repay this loan.
(d)(1)	Agreement and Plan of Merger, dated February 24, 2008, by and among Purchaser, Opto Circuits and Criticare*
(d)(2)	Form of Stockholder Tender Agreement*
(d)(3)	Mutual Nondisclosure Agreement, dated December 13, 2007, by and between Opto Circuits and Criticare*
(g)	Not applicable
(h)	Not applicable

*
Previously filed on March 7, 2008 as an exhibit to the Schedule TO.

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